AB
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12012941

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Franklin Street, Suite 201
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - if individual, state last, first, middle name)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

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eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2011

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to eBX LLC d/b/a Level ATS for the year ended December 31, 2011, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me

Adina Davydov

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

eBX LLC d/b/a LEVEL ATS
Index
December 31, 2011

Certified
Public
Accountants

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
eBX LLC d/b/a LEVEL ATS

We have audited the accompanying statement of financial condition of eBX LLC d/b/a LEVEL ATS (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eBX LLC d/b/a LEVEL ATS as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rothstein Kass

Roseland, New Jersey
February 24, 2012

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 13,128,903
Commissions receivable	1,411,338
Due from clearing broker	998,896
Fixed assets (net of accumulated depreciation of $247,307)	149,171
Prepaid expenses and other assets	344,112
Total assets	$ 16,032,420
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 377,876
Technology fees payable	1,029,514
Total liabilities	1,407,390
Members' equity	14,625,030
Total liabilities and members' equity	$ 16,032,420

The accompanying notes are an integral part of these financial statements.

1. Nature of operations

eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes
The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

3. Transactions with related parties

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The clearing broker is an affiliate of one of the members of the Company.

The Company earned approximately 27% of commission income from all of its members and the members' affiliates during 2011. At December 31, 2011, approximately $213,000 remains uncollected and is included in commissions receivable in the accompanying Statement of Financial Condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed assets

Fixed assets at December 31, 2011 consists of:

Computer equipment and software	$ 365,607
Furniture and fixtures	20,831
Leasehold improvement	10,040
	396,478
Less: Accumulated depreciation and amortization	(247,307)
	$ 149,171

5. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $13,524,000 which exceeded the required net capital by approximately $13,430,000. The ratio of aggregate indebtedness to net capital, at December 31, 2011 was .10 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Commitments

The Company leases office space under a non-cancellable lease agreement which expires on January 31, 2014. At December 31, 2011, the annual minimum payments under this agreement are approximately as follows:

Year Ending December 31,	Total Commitments
2012	$ 134,000
2013	137,000
2014	11,000
	$ 282,000

The lease has provisions for escalations. The Company also has a security deposit of approximately $22,000 which is included in other assets in the accompanying Statement of Financial Condition.

7. Concentration

The Company currently utilizes a single vendor to maintain and support its trading platform. Management is exploring relationships with other vendors in order to bolster a contingency plan for the trading platform in the unlikely event that the vendor no longer exists or that the Company's contract with the vendor is not renewed.

8. Employee benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. Contingency

The Company and certain of its officers are the subject of ongoing SEC inquiries. The impact of these inquiries is not yet known, however, the management does not believe that there would be a material impact on the Company's operations.